UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2021
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
+55 (11) 3038 8127
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

PagSeguro Announces Senior Management Changes
São Paulo, October 8, 2021 – PagSeguro Digital Ltd., or PagSeguro (NYSE: PAGS), announced that PagSeguro’s Board of Directors has appointed Mr. Alexandre Magnani as Chief Operating Officer (COO), reporting to Mr. Ricardo Dutra, Chief Executive Officer (CEO). Mr. Magnani has been working at PagSeguro since January 2015, acting as the Director of the company’s Sales and International Financial Services, including leadership in sales, acquiring business and e-commerce, among other areas. Before joining PagSeguro, Mr. Magnani worked for nearly 15 years at Mastercard International, leading their Latin American regional new business development and retailer issuers initiatives. Prior to that, he spent over five years for Redecard and Credicard in Brazil. Mr. Magnani holds a bachelor’s degree and an MBA in business management from the Getulio Vargas Foundation (Fundação Getulio Vargas –FGV) in São Paulo, Brazil. Mr. Eduardo Alcaro is stepping down as Chief Business Development Officer and will continue to be Vice-Chairman of PagSeguro’s Board of Directors and member of the Board of Directors of PagSeguro’s controlling shareholder, UOL – Universo Online S.A.
About PagSeguro:
PagSeguro is a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies and medium-sized companies in Brazil. Among its peers, PagSeguro is the only financial technology provider in Brazil whose business model covers all of the following five pillars:
•Multiple digital banking solutions
•In-person payments via point of sale (POS) devices that PagSeguro provides to merchants
•Free digital accounts that PagSeguro provides to its consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone credits, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, credit cards investments, QR code payments, and payroll portability, among other digital banking services
•Issuer of prepaid, cash and credit cards
•Full acquirer
PagSeguro is an UOL Group Company that provides an easy, safe and hassle-free way of owning a free PagBank digital account, which is similar to a regular checking account linked to the Brazilian Central Bank’s platform, with the feature of accepting payments, where its clients can transact and manage their cash, without the need to open a regular bank account. PagSeguro’s end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.
PagSeguro’s mission is to disrupt and democratize financial services in Brazil, a concentrated and underpenetrated market by providing an end-to-end digital banking ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.
Contacts:
Investor Relations:
PagSeguro Digital Ltd.
+55 (11) 3914-9524 / 9403
ir@pagseguro.com
investors.pagseguro.com

Forward-Looking Statements:
This press release may include “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, any future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 8, 2021

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director